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SEC FILE NUMBER
000-14120

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Advanta Corp.

Full Name of Registrant

Former Name if Applicable
Welsh & McKean Roads, P.O. Box 844

Address of Principal Executive Office (Street and Number)
Spring House, Pennsylvania 19477

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Advanta Corp. (the “Registrant”) is not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) in a timely manner. As further discussed below, the principal reasons for the Registrant’s inability to file the 2009 Form 10-K in a timely manner are: (1) the filing by the Registrant and certain of its subsidiaries in November 2009 of voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the State of Delaware (the “Court”); and (2) the Registrant’s lack of access to reliable information regarding its only material operating subsidiary, Advanta Bank Corp. (“ABC”), for which the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver on March 19, 2010.

The Registrant and certain of its subsidiaries (collectively, the “Debtors) filed voluntary petitions for relief under the Bankruptcy Code on November 8, 2009 (with respect to the Registrant and certain of the Debtors) and November 20, 2009 (with respect to certain other Debtors). The Debtors’ chapter 11 cases are being jointly administered under case number 09-13931 (KJC)) (the “Chapter 11 Cases”). ABC and certain other subsidiaries of the Registrant are not part of the Chapter 11 Cases. On January 11, 2010, the Registrant announced that its Board of Directors authorized the Debtors to liquidate their assets, and the Debtors intend to prepare and file with the Court a chapter 11 plan that will describe the liquidation of the Debtors’ assets. As previously disclosed, the Registrant does not expect there to be any distributions to the Registrant’s preferred or common stockholders, nor continuing interests in the Registrant (or any liquidating trust) on the part of the Registrant’s preferred or common stockholders, as a result of any plan that is approved by the Court.

As noted above, ABC was the Registrant’s only material operating subsidiary. Effective March 19, 2010, the FDIC and the Utah Division of Financial Institutions closed ABC and the FDIC was appointed the receiver of ABC. As a result, the FDIC has assumed all of ABC’s deposits and controls all of ABC’s assets. The Registrant expects no recovery from the FDIC for its ownership interest in ABC. Prior to the FDIC being appointed receiver, ABC was operating under two cease and desist orders issued by the FDIC and the Utah Division of Financial Institutions that significantly limited ABC’s operations and prohibited virtually all transactions between the Registrant and ABC without the FDIC’s prior approval. In addition, the FDIC had requested and received resignations from ABC’s Board of Directors of all officers of the Registrant who had also been serving as members of ABC’s Board of Directors. These and other similar developments resulted in a situation where, even before the FDIC was appointed receiver of ABC, the Registrant did not have the direct knowledge and information regarding its principal operating subsidiary that would be necessary to prepare the 2009 Form 10-K.

As a result of the events described above, the Registrant does not have access to major components of the internal systems and information that would be necessary to prepare its 2009 Form 10-K. In addition, a substantial number of the personnel who previously participated in the preparation of the Registrant’s periodic reporting obligations are no longer employed by the Registrant. For all of the foregoing reasons, including the additional demands that the Chapter 11 Cases have placed on the Registrant’s remaining senior management and employees, the Registrant is unable to complete the work that would be necessary to complete and file its 2009 Form 10-K.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Philip M. Browne Senior Vice President and Chief Financial Officer	215	444-5060
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that, based on the information that is currently available to it, the Registrant’s results of operations for the year ended December 31, 2009 will be significantly different from those for the last fiscal year due to significant developments that have occurred in the Registrant’s business over the past year including, in particular, the events that are described in Part III of this Form 12b-25.

The Registrant is currently unable to provide a reasonable estimate of its results for the year ended December 31, 2009 for the reasons described in Part III of this Form 12b-25.

Advanta Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By	/s/ Philip M. Browne

Philip M. Browne
Senior Vice President and Chief Financial Officer